Exhibit 99.1

Tims China Announces First Quarter 2025 Financial Results

System Sales Increased 3.5% Year-over-Year to RMB376.3 Million

5.9% Improvement in Company Owned and Operated Store Contribution Margin

25.1 Million Registered Loyalty Club Members at Quarter-End,

Representing 25.7% Year-over-Year Growth

SHANGHAI and NEW YORK, June 24, 2025 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced its unaudited financial results for the first quarter 2025.

FIRST QUARTER 2025 HIGHLIGHTS

●	Total revenues of RMB300.7 million (USD41.4 million), representing a 9.5% decrease from the same quarter of 2024.

●	System sales[1] of RMB376.3 million (USD51.9 million), representing a 3.5% increase from the same quarter of 2024.

●	Net new store openings totaled 2 (net closure of seven company owned and operated stores and net opening of nine franchised stores).

●	Company owned and operated store contribution[2], previously reported as adjusted store EBITDA, was RMB17.2 million (USD2.4 million), compared to RMB2.3 million in the same quarter of 2024.

●	Company owned and operated store contribution margin[3], previously reported as adjusted store EBITDA margin, was 6.7%, representing a 5.9 percentage points improvement over the same quarter of 2024.

●	Registered loyalty club members totaled 25.1 million members as of March 31, 2025, representing a 25.7% year-over-year growth.

[1]	System sales is calculated as the gross merchandise value of sales generated from both company owned and operated stores and franchised stores.
[2]	Company owned and operated store contribution, is calculated as fully burdened gross profit[4] of company owned and operated stores excluding depreciation & amortization.
[3]	Company owned and operated store contribution margin, is calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.
[4]	Fully burdened gross profit of company owned and operated stores, the most directly comparable GAAP measure to company owned and operated store contribution, was a loss of RMB11.2 million (USD1.5 million) for the three months ended March 31, 2025, compared to a loss of RMB30.9 million in the same quarter of 2024.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, stated, “In Q1, we solidified our differentiated strategic positioning in “Coffee + Freshly Prepared Food” by launching “Light & Fit Lunch Box”, a series of new platform combo products for the lunch daypart, to further drive our top-line sales and store unit economics. The product lineups include the popular Hot Baked Bagel Sandwiches, Energizing Lunch Wraps, and Loaded Power Bowls, paired with a coffee or other beverage, all at an accessible price point. With Tims China’s Chibaobao 40% off discount card, the Light & Fit Lunch Box combo products pricing start from as low as RMB24, delivering both great value and great nutrition.

We regained top-line growth in the first quarter and achieved a 3.5% increase in system sales year-over-year. Our sub-franchise and retail businesses also contributed steady cash flows and profitability. Profits from other revenues increased by 34.5% year-over-year. At the same time, we cut losses at adjusted corporate EBITDA by nearly 50%. These achievements are testaments to Tims China’s enduring efforts and our strive for further profitable growth.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “We continued to demonstrate our capabilities to further improving our financial performance by refining store unit economics and driving efficiencies at both store and corporate levels. We further improved our company owned and operated store contribution margin and adjusted corporate EBITDA margin by 5.9 percentage points and 6.1 percentage points, respectively. Specifically, our food and packaging costs, labor costs, other operating expenses (as a percentage of revenues from company owned and operated stores), and our marketing expenses as a percentage of total revenues decreased by 4.3 percentage points, 2.4 percentage points, 1.1 percentage points, and 0.1 percentage points, respectively.”

Mr. Li continued, “Moving into the second quarter, with profitable growth always being front and center of everything we do, we are poised to further enhance our operational efficiencies, such as supply chain optimizations, and rigorous cost controls; to roll out our differentiating made-to-order fresh and healthy food preparation model to drive traffic; to optimize the overall store unit economics; and to accelerate the expansion of our successful sub-franchising.”

FIRST QUARTER 2025 FINANCIAL RESULTS

Total revenues were RMB300.7 million (USD41.4 million) for the three months ended March 31, 2025, representing a decrease of 9.5% from RMB332.1 million in the same quarter of 2024. Total revenues comprise:

●	Revenues from Company owned and operated stores were RMB254.8 million (USD35.1 million) for the three months ended March 31, 2025, representing a decrease of 14.0% from RMB296.4 million in the same quarter of 2024. The decrease was primarily attributable to closures of certain underperforming stores and a 6.5% decrease in same-store sales growth for company owned and operated stores in the first quarter of 2025. The decrease was also attributable to a 14.0% decline in the number of orders from 10.3 million in the first quarter of 2024 to 8.8 million in the same quarter of 2025, and a 1.9% year-over-year decrease in average ticket size.

●	Other revenues were RMB46.0 million (USD6.3 million) for the three months ended March 31, 2025, representing an increase of 28.6% from RMB35.8 million in the same quarter of 2024. The increase was primarily due to the expansion of our franchise business as the number of our franchised stores increased from 302 as of March 31, 2024 to 455 as of March 31, 2025.

Company owned and operated store costs and expenses were RMB257.2 million (USD35.4 million) for the three months ended March 31, 2025, representing a decrease of 19.0% from RMB317.5 million in the same quarter of 2024. Company owned and operated store costs and expenses comprise:

●	Food and packaging costs were RMB77.5 million (USD10.7 million) for the three months ended March 31, 2025, representing a decrease of 24.6% from RMB102.7 million in the same quarter of 2024, as we continue to benefit from higher efficiencies in supply chains and cost reduction on raw materials, logistic and warehousing expenses. Accordingly, food and packaging costs as a percentage of revenues from company owned and operated stores decreased by 4.3 percentage points from 34.7% in the first quarter of 2024 to 30.4% in the same quarter of 2025.

●	Rental and property management fees were RMB56.3 million (USD7.8 million) for the three months ended March 31, 2025, representing a decrease of 12.9% from RMB64.6 million in the same quarter of 2024, mainly due to the closure of certain underperforming stores and in line with the revenue trend. Rental and property management fees as a percentage of revenues from company owned and operated stores increased by 0.3 percentage points from 21.8% in the first quarter of 2024 to 22.1% in the same quarter of 2025.

●	Payroll and employee benefits expenses were RMB50.0 million (USD6.9 million) for the three months ended March 31, 2025, representing a decrease of 23.3% from RMB65.2 million in the same quarter of 2024. Payroll and employee benefits expenses as a percentage of revenues from company owned and operated stores decreased by 2.4 percentage points from 22.0% in the first quarter of 2024 to 19.6% in the same quarter of 2025, primarily due to the continuous refinement of staffing arrangements and optimization of store managerial efficiency.

●	Delivery costs were RMB27.0 million (USD3.7 million) for the three months ended March 31, 2025, representing a decrease of 1.8% from RMB27.5 million in the same quarter of 2024, which was primarily due to the 5.4% decrease in delivery orders, offset by higher delivery fee charges per order. Delivery costs as a percentage of revenues from company owned and operated stores increased by 1.3 percentage points to 10.6% in the first quarter of 2025 compared to 9.3% in the same quarter of 2024.

●	Other operating expenses were RMB18.0 million (USD2.5 million) for the three months ended March 31, 2025, representing a decrease of 25.6% from RMB24.2 million in the same quarter of 2024, driven by the cost optimization measures and in line with the revenue trend. Other operating expenses as a percentage of revenues from company owned and operated stores decreased by 1.1 percentage points to 7.1% in the first quarter of 2025 compared to 8.2% in the same quarter of 2024.

●	Store depreciation and amortization expenses were RMB28.4 million (USD3.9 million) for the three months ended March 31, 2025, representing a decrease of 14.7% from RMB33.2 million in the same quarter of 2024, which was primarily due to impairment on property and equipment in relation to company owned and operated store closures and the reduced capital expenditures per store as a result of our initiatives to improve store unit economics. Store depreciation and amortization as a percentage of revenues from company owned and operated stores decreased by 0.1 percentage points to 11.1% in the first quarter of 2025 compared to 11.2% in the same quarter of 2024.

Costs of other revenues were RMB31.5 million (USD4.3 million) for the three months ended March 31, 2025, representing an increase of 26.0% from RMB25.0 million in the same quarter of 2024, which was primarily driven by an increase in the revenues generated from franchise business as the number of our franchised stores increased from 302 as of March 31, 2024 to 455 as of March 31, 2025. Costs of other revenues as a percentage of other revenues decreased by 1.4 percentage points from 70.0% in the first quarter of 2024 to 68.6% in the same quarter of 2025 due to higher margins we generated from both franchise business and e-commerce business during the first quarter of 2025.

Marketing expenses were RMB17.4 million (USD2.4 million) for the three months ended March 31, 2025, representing a decrease of 11.8% from RMB19.8 million in the same quarter of 2024, driven by our cost optimization measures and higher brand influence. Marketing expenses as a percentage of total revenues decreased by 0.1 percentage points from 5.9% in the first quarter of 2024 to 5.8% in the same quarter of 2025.

General and administrative expenses were RMB51.8 million (USD7.1 million) for the three months ended March 31, 2025, representing a decrease of 4.9% from RMB54.5 million in the same quarter of 2024, which was primarily due to a reduction of our headquarter headcount and cost optimization measures. Adjusted general and administrative expenses, which excludes: (i) share-based compensation expenses of RMB1.1 million (USD0.1 million), (ii) professional fees related to our financing activities of RMB1.0 million (USD0.1 million); and (iii) impairment losses of rental deposits of RMB2.6 million (USD0.4 million), were RMB47.2 million (USD6.5 million), representing a decrease of 7.5% from RMB51.0 million in the same quarter of 2024. Adjusted general and administrative expenses as a percentage of total revenues increased by 0.3 percentage points from 15.4% in the first quarter of 2024 to 15.7% in the same quarter of 2025. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB13.9 million (USD1.9 million) for the three months ended March 31, 2025, representing an increase of 5.2% from RMB13.2 million in the same quarter of 2024, which was primarily due to increase of amortized upfront franchise fees and higher royalty rate applicable. Accordingly, franchise and royalty expenses as a percentage of total revenues increased by 0.6 percentage points, from 4.0% in the first quarter of 2024 to 4.6% in the same quarter of 2025.

Impairment losses of long-lived assets were RMB11.6 million (USD1.6 million) for the three months ended March 31, 2025, compared to RMB19.0 million in the same quarter of 2024, which was primarily due to the decrease in the number of closures of underperforming company owned and operated stores.

As a result of the foregoing, operating loss was RMB85.3 million (USD11.8 million) for the three months ended March 31, 2025, a significant reduction compared to RMB121.3 million in the same quarter of 2024.

Adjusted Corporate EBITDA was a loss of RMB29.3 million (USD4.0 million) for the three months ended March 31, 2025, compared to a loss of RMB52.3 million in the same quarter of 2024. Adjusted Corporate EBITDA margin was negative 9.7% in the first quarter of 2025, representing an improvement of 6.1 percentage points from negative 15.8% in the same quarter of 2024.

Net loss from continuing operations was RMB58.9 million (USD8.1 million) for the three months ended March 31, 2025, compared to RMB134.7 million for the same quarter of 2024. Adjusted net loss was RMB69.4 million (USD9.6 million) for the three months ended March 31, 2025, compared to RMB95.2 million for the same quarter of 2024. Adjusted net loss margin was negative 23.1% in the first quarter of 2025, compared to negative 28.7% in the same quarter of 2024.

Net gain from discontinued operations was zero (USD zero) for the three months ended March 31, 2025, compared to net loss of RMB8.1 million for the same quarter of 2024.

Net loss was RMB58.9 million (USD8.1 million) for the three months ended March 31, 2025, compared to RMB142.8 million for the same quarter of 2024.

Basic and diluted net loss per ordinary share was RMB1.78 (USD0.25) in the first quarter of 2025, compared to RMB4.48 in the same quarter of 2024. Adjusted basic and diluted net loss per ordinary share was RMB2.10 (USD0.29) in the first quarter of 2025, compared to RMB3.00 in the same quarter of 2024.

Liquidity

As of March 31, 2025, the Company’s total cash and cash equivalents, restricted cash and time deposits were RMB211.4 million (USD29.1 million), compared to RMB184.2 million as of December 31, 2024. The change was primarily attributable to the draw-down of additional bank borrowings, partially offset by cash disbursements on the back of the expansion of our business and store network nationwide.

KEY OPERATING DATA

	For the three months ended or as of
Tims only	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
(Exclude the discontinued business)	2024	2024	2024	2024	2025

Total stores	906	907	946	1,022	1,024
Company owned and operated stores	604	574	564	576	569
Franchised stores	302	333	382	446	455
Same-store sales growth for system-wide stores	-13.6%	-14.6%	-21.7%	-13.3%	-7.8%
Same-store sales growth for company owned and operated stores	-11.7%	-13.8%	-20.7%	-12.3%	-6.5%
Registered loyalty club members (in thousands)	20,009	21,403	22,815	24,045	25,150
Company owned and operated store contribution (Renminbi in thousands)	2,289	32,429	39,922	12,973	17,154
Company owned and operated store contribution margin	0.8%	10.1%	13.3%	4.8%	6.7%

KEY DEFINITIONS

●	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

●	System sales. Gross merchandise value of sales generated from both company owned and operated stores and franchised stores.

●	Company owned and operated store contribution (previously reported as adjusted store EBITDA). Calculated as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization.

●	Company owned and operated store contribution margin (previously reported as adjusted store EBITDA margin). Calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.

●	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to the ESA (the “ESA Offering Costs”), expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”), and professional fees related to warrant exchange and other financing programs.

●	Adjusted corporate EBITDA. Calculated as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, and professional fees related to warrant exchange and other financing programs.

●	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

●	Adjusted net loss. Calculated as net loss for continuing operations excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business.

●	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

●	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares.

RECENT BUSINESS DEVELOPMENTS

On May 20, 2025, Tims China launched its new Loaded Power Bowls nationwide. The new offering is the latest addition to Tims China’s Light & Fit Lunch Box lineup, following the popular Hot Baked Bagel Sandwiches and Energizing Lunch Wraps, further expanding the brand’s innovative and healthy lunchtime options. Tims China’s new Loaded Power Bowls come in a standard “2 + 8 + 8” configuration, featuring 18 carefully selected ingredients in every bowl. The “2” stands for two portions of high-quality protein, while the two “8s” represent eight wholesome grains and eight colorful vegetables – creating a nutrient-rich meal designed to meet the needs of busy professionals and fitness enthusiasts alike.

On May 21, 2025, Tims China was included in the 2025 China Restaurant Franchise Brand Top 100 list by the China Chain-Store & Franchise Association. This latest recognition follows several accolades Tims China received recently, including the Impact Franchise Award at the 2024 Forbes China Consumer Sector Annual Selection, and inclusion in Zhaimen Canyan’s 2024–2025 Top 100 Franchise List.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) company owned and operated store contribution as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization; (ii) company owned and operated store contribution margin as company owned and operated store contribution as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, and professional fees related to warrant exchange and other financing programs; (iv) adjusted corporate EBITDA as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, and professional fees related to warrant exchange and other financing programs; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss for continuing operations excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; and (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss for continuing operations attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2567 to USD1.00, the exchange rate in effect on March 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Tuesday, June 24, 2025, at 8:00 am Eastern Time (on Tuesday, June 24, 2025, at 8:00 pm Beijing Time) to discuss the financial results.

Participants are strongly encouraged to pre-register for the conference call, by using the weblink provided below.

https://register-conf.media-server.com/register/BIb812f05b5a6e4010a6657d0c01f74f1d

Participants may also view the live webcast by registering through below weblink:

https://edge.media-server.com/mmc/p/fkki6hmp

The webcast features a ‘Submit Your Question’ tab at the top, where you will have the opportunity to submit your questions before and during the call.

A live and archived webcast of the conference call will also be available at the Company’s Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	152,368	183,953	25,350
Restricted Cash	31,869	27,483	3,787
Amount due from related parties	5,858	5,627	775
Accounts receivable, net	30,526	28,539	3,933
Inventories	37,578	34,315	4,729
Prepaid expenses and other current assets	158,882	153,885	21,205
Total current assets	417,081	433,802	59,779

Non-current assets:
Property and equipment, net	502,159	460,529	63,463
Intangible assets, net	97,019	92,028	12,682
Operating lease right-of-use assets	493,308	450,111	62,027
Other non-current assets	53,967	52,439	7,226
Assets held-for-sale	-	957	132
Total non-current assets	1,146,453	1,056,064	145,530
Total assets	1,563,534	1,489,866	205,309

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Bank borrowings, current	381,263	425,482	58,633
Accounts payable	223,838	223,193	30,757
Contract liabilities	39,678	42,737	5,889
Amount due to related parties	48,117	60,874	8,389
Convertible notes, at fair value	473,716	484,529	66,770
Operating lease liabilities	178,115	185,676	25,587
Other current liabilities	191,205	180,848	24,921
Total current liabilities	1,535,932	1,603,339	220,946

Non-current liabilities:
Convertible notes, at fair value	464,847	422,796	58,263
Contract liabilities	8,022	7,573	1,044
Operating lease liabilities	380,075	337,816	46,552
Other non-current liabilities	7,673	7,645	1,053
Total non-current liabilities	860,617	775,830	106,912
Total liabilities	2,396,549	2,379,169	327,858

Shareholders’ equity:
Ordinary shares	10	10	1
Additional paid-in capital	1,818,421	1,819,827	250,779
Accumulated losses	(2,668,505)	(2,726,526)	(375,725)
Accumulated other comprehensive income	9,185	10,432	1,438
Treasury shares	-	-	-
Total deficit attributable to shareholders of the Company	(840,889)	(896,257)	(123,507)
Non-controlling interests	7,874	6,954	958
Total shareholders’ deficit	(833,015)	(889,303)	(122,549)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ deficit	1,563,534	1,489,866	205,309

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Revenues:
Company owned and operated stores	296,375	254,759	35,106
Other revenues	35,769	45,983	6,337
Total revenues	332,144	300,742	41,443

Costs and expenses, net:
Company owned and operated stores
Food and packaging	102,709	77,472	10,676
Rental and property management fee	64,608	56,295	7,758
Payroll and employee benefits	65,179	50,020	6,893
Delivery costs	27,534	27,041	3,726
Other operating expenses	24,217	18,018	2,483
Store depreciation and amortization	33,227	28,358	3,908
Company owned and operated store costs and expenses	317,474	257,204	35,444

Costs of other revenues	25,024	31,526	4,344
Marketing expenses	19,761	17,429	2,402
General and administrative expenses	54,467	51,810	7,138
Franchise and royalty expenses	13,208	13,896	1,915
Other operating costs and expenses	4,178	1,115	154
Loss on disposal of property and equipment	2,004	2,733	377
Impairment losses of long-lived assets	18,965	11,618	1,601
Other income	1,675	1,286	177
Total costs and expenses, net	453,406	386,045	53,198

Operating loss	(121,262)	(85,303)	(11,755)

Interest income	989	100	14
Interest expenses	(5,585)	(3,576)	(493)
Foreign currency transaction loss	3,950	380	53
Changes in fair value of Deferred Contingent consideration	(2,130)	-	-
Changes in fair value of convertible notes	(10,651)	29,458	4,059

Loss from continuing operations before income taxes	(134,689)	(58,941)	(8,122)
Income tax expenses	-	-	-
Net loss from continuing operations	(134,689)	(58,941)	(8,122)

Discontinued operations：
Income/(loss) from discontinued operations before income taxes	(8,139)	-	-
Income tax expenses	-	-	-
Net income/(loss) from discontinued operations	(8,139)	-	-

Net loss	(142,828)	(58,941)	(8,122)

Less: Net (income) loss attributable to non-controlling interests	1,217	(920)	(127)
Net Loss attributable to shareholders of the Company
-from continuing operations	(135,906)	(58,021)	(7,995)
-from discontinued operations	(8,139)	-	-
Basic and diluted loss per Ordinary Share	(4.48)	(1.78)	(0.25)

Net loss	(142,828)	(58,941)	(8,122)

Other comprehensive income (loss)
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(3,550)	430	59
Foreign currency translation adjustment, net of nil income taxes	(3,033)	817	112

Total comprehensive loss	(149,411)	(57,694)	(7,951)

Less: Comprehensive loss attributable to non- controlling interests	1,217	(920)	(127)
Comprehensive loss attributable to shareholders of the Company	(150,628)	(56,774)	(7,824)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net cash used in operating activities	(26,746)	(219)	(30)
Net cash used in investing activities	(7,264)	(16,658)	(2,296)
Net cash provided by financing activities	25,975	44,213	6,093
Effect of foreign currency exchange rate changes on cash	1,338	(137)	(19)
Net increase/(decrease) in cash	(6,697)	27,199	3,748
Cash at beginning of the period	203,587	184,237	25,389
Cash and cash equivalents and restricted cash, at end of year	196,890	211,436	29,137
Less: Cash and restricted cash of discontinued operations at end of year	(738)	-	-
Cash and Restricted cash at end of the period	196,152	211,436	29,137

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Company owned and operated store contribution

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Revenues - company owned and operated stores	296,375	254,759	35,107
Food and packaging costs - company owned and operated stores	(102,709)	(77,472)	(10,676)
Rental expenses - company owned and operated stores	(64,608)	(56,295)	(7,758)
Payroll and employee benefits - company owned and operated stores	(65,179)	(50,020)	(6,893)
Delivery costs - company owned and operated stores	(27,534)	(27,041)	(3,726)
Other operating expenses - company owned and operated stores	(24,217)	(18,018)	(2,483)
Store depreciation and amortization	(33,227)	(28,358)	(3,908)
Franchise and royalty expenses - company owned and operated stores	(9,839)	(8,759)	(1,207)
Fully-burdened gross loss - company owned and operated stores	(30,938)	(11,204)	(1,544)
Store depreciation and amortization	33,227	28,358	3,908

Company owned and operated store contribution	2,289	17,154	2,364
Company owned and operated store contribution margin	0.8%	6.7%	6.7%

B. Adjusted general and administrative expenses

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
General and administrative expenses from continuing operations	(54,467)	(51,810)	(7,140)
Adjusted for:
Share-based compensation expenses	1,014	1,076	148
Professional fees related to financing programs	-	1,007	139
Impairment losses of rental deposits	2,457	2,561	353

Adjusted General and administrative expenses	(50,996)	(47,166)	(6,500)
Adjusted General and administrative expenses as a % of total revenue	15.4%	15.7%	15.7%

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Operating loss from continuing operations	(121,262)	(85,303)	(11,754)
Adjusted for:

Depreciation and amortization	42,225	37,013	5,101
Share-based compensation expenses	1,014	1,076	148
Impairment losses of rental deposits	2,457	2,561	353
One-off expense of store closure	2,265	-	-
Professional fees related to financing programs		1,007	139
Impairment losses of long-lived assets	18,965	11,618	1,601
Loss on disposal of property and equipment	2,004	2,733	377
Adjusted Corporate EBITDA	(52,332)	(29,295)	(4,035)
Adjusted Corporate EBITDA Margin	-15.8%	-9.7%	-9.7%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net loss from continuing operations	(134,689)	(58,941)	(8,122)
Adjusted for:

Share-based compensation expenses	1,014	1,076	148
Professional fees related to financing programs	-	1,007	139
Impairment losses of long-lived assets	18,965	11,618	1,601
Impairment losses of rental deposits	2,457	2,561	353
One-off expense of store closure	2,265	-	-
Loss on disposal of property and equipment	2,004	2,733	377
Changes in fair value of Deferred Contingent consideration	2,130	-	-
Changes in fair value of convertible notes	10,651	(29,458)	(4,059)
Adjusted Net loss	(95,203)	(69,404)	(9,563)
Adjusted Net loss Margin	-28.7%	-23.1%	-23.1%

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net loss from continuing operations to shareholders of the Company	(135,906)	(58,021)	(7,996)
Adjusted for:

Share-based compensation expenses	1,014	1,076	148
Professional fees related to financing programs	-	1,007	139
Impairment losses of long-lived assets	18,965	11,618	1,601
Impairment losses of rental deposits	2,457	2,561	353
One-off expense of store closure	2,265	-	-
Loss on disposal of property and equipment	2,004	2,733	377
Changes in fair value of Deferred Contingent consideration	2,130	-	-
Changes in fair value of convertible notes	10,651	(29,458)	(4,059)
Adjusted Net loss attributable to shareholders of the Company	(96,420)	(68,484)	(9,437)
Weighted average shares outstanding used in calculating basic and diluted loss per share	32,126,774	32,540,189	32,540,189
Adjusted basic and diluted net loss per Ordinary Share	(3.00)	(2.10)	(0.29)